GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

12 March 2008

[redacted]

08001354

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

SUPPL

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Notice of Shares Buy Back for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

2008 MAR 17 A 11:14

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

Dlw 3/19

BURSA MALAYSIA

Notice of Shares Buy Back - Immediate Announcement

Exemption No. 82-4962

Submitted

Initiated by GENTING - COMMON on 12/03/2008 05:34:27 PM
Ownership transfer to GENTING on 12/03/2008 05:35:17 PM
Submitted by GENTING on 12/03/2008 05:58:00 PM
Reference No GG-080312-497D5
Form Version V3.0

Company Information

Main Board/Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MR TAN WOOI MENG
*** Designation**	GROUP COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	

Part A : To be filled by Public Listed Company

Date of buy back *	12/03/2008
Description of shares purchased *	Ordinary Shares of RM0.10 each
Total number of shares purchased (units) *	1,000
Minimum price paid for each share purchased (RM) *	6.700
Maximum price paid for each share purchased (RM) *	6.700
Total consideration paid (RM)	6,749.21
Number of shares purchased retained in treasury (units)	1,000
Number of shares purchased which are proposed to be cancelled (units)	0
Cumulative net outstanding treasury shares as at to-date (units)	1,001,000
Adjusted issued capital after cancellation (no. of shares) (units)	
Remarks	